

Washington Group International
Integrated Engineering, Construction, and Management Solutions

NEWS RELEASE

720 Park Blvd./P.O. Box 73
Boise, Idaho 83729 • www.wgint.com

Media Contact: Laurie Spiegelberg (208) 386-5255
Investor Contact: Earl Ward (208) 386-5698

Washington Group International Reports Record Quarterly Net Income of $28.7 Million ($0.94 Per Diluted Share) and Affirms 2006 Guidance

Financial Highlights

- Revenue for the 2006 second quarter was $890.1 million, up 15 percent over the 2005 second quarter.
- Operating income was $48.7 million in the quarter, and net income was $28.7 million, or $0.94 per diluted share, which represent record quarterly results.
- New work in the quarter totaled $834.6 million.
- Backlog at the end of the quarter was $4.7 billion.
- No debt was outstanding and cash on hand was $292.1 million.

BOISE, Idaho (August 7, 2006) -- Washington Group International Inc. (Nasdaq: WGII) today announced financial results for its second quarter ended June 30, 2006.

"Our second quarter results were truly outstanding," said President and Chief Executive Officer Stephen G. Hanks. "Net income of $28.7 million, or $0.94 per diluted share, was a record quarterly result for our company. It reflects the strength of our diversified portfolio and also superior project performance that drove significant performance-based incentive awards from our customers.

"New work in the quarter of $835 million included $152 million in contracts to mine approximately one-third of Jamaica's annual bauxite production as well as $138 million in facility management contracts that extend our reach as a leading industrial facility management company. Other awards included a construction management contract for a uranium enrichment facility in New Mexico that will provide enriched uranium essential for operating commercial nuclear power plants. In addition to the contracts awarded in the second quarter, we have booked an additional $500 million in new work subsequent to quarter end for major clean air power projects.

"We have a very strong platform for long-term profitability and growth. We have approximately $8.5 billion of work to complete on current contracts with a face value totaling $17 billion. More than 70 percent of our work is cost reimbursable, reflecting a lower risk profile. And more than 90 percent of this business comes from repeat customers, testimony to our superior performance. Our growth prospects are excellent, with unprecedented strength of our end markets providing us additional growth opportunities in everything from power, oil and gas, and mining to defense, environmental management, infrastructure, and operations and maintenance."

Corporate Performance

New work awarded in the 2006 second quarter was $834.6 million, compared to $741.5 million in the 2005 second quarter. Key new programs included bauxite mining contracts, a new facility management contract for an international food and beverage company, a construction management contract for a uranium enrichment facility, an architect/engineering services contract for a coal-fired power plant, and increased scope at several government programs. The company expects new work for the balance of the year to be $2.0-2.4 billion, with full-year bookings of $3.6-$4.0 billion, as announced on July 5, 2006. A robust pipeline of power and oil and gas opportunities is expected to drive bookings in the second half. Backlog at the end of the second quarter remained strong at $4.7 billion.

In the second quarter, the company generated revenue of $890.1 million, up 15 percent from the $773.2 million in the 2005 second quarter. The strong backlog position from new work booked over the past two years more than offset the decline in revenue from projects in Iraq. Revenue from work in Iraq was $85.1 million during the quarter compared to $125.2 million in the 2005 second quarter due to the completion of several significant task orders.

Operating income was $48.7 million in the quarter, compared to an operating loss of $6.5 million in the 2005 second quarter. In the 2005 second quarter, the company reported a $60.9 million charge for three highway projects in the Infrastructure Business Unit. In the 2006 second quarter, the Infrastructure

Business Unit returned to profitability, and the Industrial/Process Business Unit benefited from oil and gas work. Among performance-based incentive awards in the quarter were significant incentive award fees associated with achieving major milestones at the U.S. Department of Energy's (DOE) Savannah River Site that accelerated recognition of award fees that were anticipated to be recognized in the second half of the year. This more than offset reduced work in Iraq; operating income from Iraq in the 2006 second quarter was $13.6 million, down from $23.8 million in the 2005 second quarter due to the completion of several significant task orders.

Net income for the quarter was $28.7 million, or $0.94 per diluted share. In the 2005 second quarter, the company reported a loss of $1.8 million, or ($0.07) per diluted share, due to the negative impact of the highway project charges.

The company ended the quarter with $292.1 million of cash on hand and no debt. During the quarter the company expended $26.5 million under its authorized share buyback program. Subsequent to the end of the quarter, the company restructured its $350 million credit facility by increasing the Tranche A bank revolver component by $102.5 million and eliminating the Tranche B component. This change will result in a $2.0 million ($1.2 million after-tax) annual reduction in interest expense. As previously reported, as a result of the restructuring in the third quarter, the company will recognize a $5.1 million non-cash charge ($3.0 million after-tax) relating to the write-off of unamortized debt issuance costs associated with the Tranche B component. There were no borrowings under the credit facility during the quarter and no outstanding debt at quarter end.

Information regarding the financial results for the 2006 second quarter is included in the accompanying tables.

Business Unit Performance

Energy & Environment: In the 2006 second quarter, Energy & Environment generated revenue of $234.2 million, nearly double the $120.9 million in the 2005 second quarter.

Operating income was $47.3 million, up $38.5 million over the 2005 second quarter. The growth in revenue and operating income was due primarily to three factors. The company earned performance-based incentive award fees associated with achieving significant milestones at the DOE's Savannah River Site. In addition, the company was working at the DOE's Idaho Cleanup Project for the complete quarter in 2006 versus only two months in the 2005 second quarter. Approximately $15.3 million of the operating income improvement resulted from the company's 2005 acquisition of the remaining 40 percent ownership of the Westinghouse Government Services businesses from British Nuclear Fuels plc.

New work totaled $137.5 million. Backlog at the end of the quarter was $755.6 million, down $97.2 million from the end of the 2006 first quarter.

Defense: In the second quarter, Defense generated revenue of $140.5 million, up 6 percent from $132.5 million in the 2005 second quarter due primarily to growth in threat-reduction programs.

Operating income was $10.9 million, down from $17.2 million in the 2005 second quarter. The 2005 quarter benefited from a $2.6 million closeout for a Florida project. Operating results at U.S. chemical-demilitarization projects continued to exceed expectations and achieve a high level of performance-based incentive awards from customers.

New work, attributable primarily to ongoing threat-reduction contracts, totaled $119.3 million, compared to $159.0 million in the 2005 second quarter. Backlog at the end of the quarter was $925.3 million, down $21.2 million from the end of the 2006 first quarter.

Mining: In the second quarter, Mining generated revenue of $34.7 million, down $8.1 million from the $42.8 million in the 2005 second quarter. While several new mining projects ramped up during the quarter, the revenue associated with a copper mine project that ended during the 2005 third quarter offset these increases.

Mining reported an operating loss of $2.4 million in the quarter, compared to a $0.5 million loss in the 2005 second quarter. MIBRAG, a coal mining joint venture in eastern Germany, had operating income of $2.2 million compared to $0.8 million in the 2005 second quarter. MIBRAG's power plant customers experienced scheduled maintenance outages in each period, with the 2005 outage being of a longer duration. Contract mining earnings were lower due to higher equipment and maintenance costs as well as an increase in business development investments associated with significant market opportunities.

New work was $189.8 million, up significantly from new work of $86.4 million in the 2005 second quarter. The 2006 new work includes a portion of bauxite mining contracts awarded in June that are valued at approximately $300 million over a 10-year period. In accordance with the company's backlog policy, only $152 million representing five years of revenue was recorded during the quarter. Backlog at the end of the quarter was $747.0 million, an increase of $152.4 million from the end of the 2006 first quarter.

Power: In the second quarter, Power generated revenue of $205.2 million, up 10 percent from the 2005 second quarter, as increases in clean air projects and a new generation project in Puerto Rico offset the declining revenue resulting from the completion of task orders in Iraq. Revenue in Iraq declined from $72.6 million in the 2005 second quarter to $47.5 million in the 2006 second quarter.

Operating income in the quarter was $11.2 million, compared to $25.5 million in the 2005 second quarter. With the completion of several task orders, operating income from Iraq work fell from $13.7 million in the 2005 second quarter to $8.2 million in the 2006 second quarter. Operating income in the 2005 second quarter also included a $4.8 million claim settlement associated with an international power project.

New work for the quarter totaled $111.3 million, compared to $182.0 million in the 2005 second quarter. Awards included a construction management contract for a uranium enrichment facility in New Mexico and a contract to provide architectural, engineering, and procurement support services for a coal-fired plant in Arizona. Backlog at the end of the quarter was $787.2 million, down $94.0 million from the end of the 2006 first quarter. Subsequent to quarter end, several new clean air programs totaling approximately $500 million were added to backlog.

Infrastructure: In the second quarter, Infrastructure generated revenue of $151.9 million, down 18 percent from revenue of $186.2 million in the 2005 second quarter. Iraq task orders continued to wind down, with revenue of $19.1 million, compared to revenue of $49.4 million in the 2005 second quarter.

Operating income was $2.1 million in the quarter, compared to an operating loss of $47.4 million in the 2005 second quarter. Infrastructure's performance improvements resulted from profitable operations in construction, operations and maintenance, and professional services. The business unit also benefited from reduced overhead costs, including administrative and business development expenses, resulting from the unit's new strategic focus on business with a lower risk profile. Also, highway projects performed in line with the most recent cost-to-completion projections, while change orders and claims continue through the recovery process. Infrastructure's operating income from Iraq was $4.2 million, down from $9.5 million in the 2005 second quarter, due to reduced work in Iraq.

New work was $66.1 million compared to $96.5 million in the 2005 second quarter. The 2005 period included major contracts for two toll road operations and maintenance projects. Backlog was $846.1 million, down $86.0 million from the end of the 2006 first quarter.

Industrial/Process: In the second quarter, Industrial/Process generated revenue of $124.8 million, up 21 percent from the $103.3 million in the 2005 second quarter. The growth resulted from the conversion of a portion of growing backlog in the oil and gas sector to revenue.

Operating income was $1.8 million, up $0.5 million over the $1.3 million in the 2005 second quarter, attributable primarily to the profitability of the oil and gas sector.

New work rose substantially during the quarter to $211.6 million, compared to $71.2 million in 2005. Key awards during the quarter were in the facility management sector, including the addition of a major food and beverage client, a new semiconductor manufacturing contract, and site expansions for current industrial clients. Backlog was $650.2 million, the highest backlog in three years, up $86.9 million from the end of the 2006 first quarter. Prospects for the business unit continue to be strong, with significant new work opportunities in the pipeline.

Guidance

As announced on July 5, the company increased its new work, revenue, and net income guidance to reflect improving business conditions. Based on new awards and outstanding project execution, the company expects earnings from work in Iraq to be much higher than initially planned. Also, the DOE programs contain significant performance-based incentives, and key milestones were achieved, as reflected in second quarter results. Oil and gas projects are contributing to earnings, and fixed-price highway projects are expected to perform in accordance with current cost estimates, with no additional significant cost increases being projected.

"We have led the engineering and construction industry in profit growth over the last three years," Hanks said. The company's 2002-2005 compound annual growth rate (CAGR) in net income including the impact of expensing stock options is 35 percent.

"We strive to continue our superior track record by managing our costs and performing with excellence while expanding in oil and gas and other fast-growing markets," he added. "Our 2006 net income guidance is $75-$85 million, or $2.42-$2.74 per diluted share. Achieving the midpoint of the range would represent growth of nearly 50 percent over 2005 net income of $53.9 million. We remain focused on long-term growth and profitability."

Investor Conference Call

The company will host an investor conference call to discuss its 2006 second quarter financial results on Tuesday, August 8, at 1 p.m. EDT. Washington Group will provide a webcast of this conference call live over the Internet. The webcast will be hosted on the investor relations section of the company's website at www.wgint.com. Participants should allow approximately five minutes prior to the call's start time to visit the site and download any streaming media software needed to listen to the webcast. An online archive of the webcast will be made available a few hours following the end of the live call.

About the Company

Washington Group International Inc. (Nasdaq: WGII) provides the talent, innovation, and proven performance to deliver integrated engineering, construction, and management solutions for businesses and governments worldwide. Headquartered in Boise, Idaho, with more than $3 billion in annual revenue, the company has approximately 24,000 people at work around the world providing solutions in power, environmental management, defense, oil and gas processing, mining, industrial facilities, transportation, and water resources. For more information, visit www.wgint.com.

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This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are identified by the use of forward-looking terminology such as may, will, could, should, expect, anticipate, intend, plan, estimate, or continue or the negative thereof or other variations thereof. Each forward-looking statement, including, without limitation, any financial guidance, speaks only as of the date on which it is made, and Washington Group undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. The forward-looking statements are necessarily based on assumptions and estimates of management and are inherently subject to various risks and uncertainties. Actual results may vary materially as a result of changes or developments in social, economic, business, market, legal, and regulatory circumstances or conditions, both domestically and globally, as well as due to actions by customers, clients, suppliers, business partners, or government bodies. Performance is subject to numerous factors, including demand for new power generation and for modification of existing power facilities, public sector funding, demand for extractive resources, capital spending plans of customers, and spending levels and priorities of the U.S., state and other governments. Results may also vary as a result of difficulties or delays experienced in the execution of contracts or implementation of strategic initiatives. For additional risks and uncertainties impacting the forward-looking statements contained in this news release, please see "Note Regarding Forward-Looking Information" and "Item 1A. Risk Factors" in Washington Group's annual report on Form 10-K for fiscal year 2005.

WASHINGTON GROUP INTERNATIONAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share data)
(UNAUDITED)

	Three months ended		Six months ended	
	June 30, 2006	July 1, 2005*	June 30, 2006	July 1, 2005*
Revenue	$890,057	$773,184	$1,718,399	$1,474,045
Cost of revenue	(824,704)	(770,661)	(1,618,003)	(1,426,459)
Gross profit	65,353	2,523	100,396	47,586
Equity in income of unconsolidated affiliates	3,625	1,923	16,816	9,266
General and administrative expenses	(20,246)	(10,971)	(35,007)	(27,153)
Operating income (loss)	48,732	(6,525)	82,205	29,699
Interest income	2,465	2,215	5,138	4,061
Interest expense	(1,752)	(2,958)	(3,684)	(6,357)
Write-off of deferred financing fees	—	(3,588)	—	(3,588)
Other income (expense), net	485	(29)	(103)	(5)
Income (loss) before income taxes and minority interests	49,930	(10,885)	83,762	23,810
Income tax (expense) benefit	(20,196)	6,903	(33,696)	(6,993)
Minority interests in (income) loss of consolidated subsidiaries, net of tax	(1,034)	2,224	(2,406)	(2,494)
Net income (loss)	$ 28,700	$ (1,758)	$ 47,660	$ 14,323
Net income (loss) per share:				
Basic	$1.00	$(.07)	$1.67	$.56
Diluted	.94	(.07)	1.55	.48
Common shares used to compute net income (loss): per share:				
Basic	28,773	25,971	28,575	25,740
Diluted (a)	30,563	25,971	30,667	29,789

(a) Potential dilutive common shares of 4,540 for the three months ended July 1, 2005 were not included in the diluted net loss per share calculation, as their inclusion would have been antidilutive.

* Adjusted to include the retroactive impact of adopting the fair value method of recording compensation expense associated with stock options.

WASHINGTON GROUP INTERNATIONAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)
(UNAUDITED)

	June 30, 2006	December 30, 2005*
ASSETS		
Current assets		
Cash and cash equivalents	$ 243,845	$ 237,706
Restricted cash	48,290	52,533
Accounts receivable, including retentions of $18,910 and		
$22,849, respectively	228,355	275,623
Unbilled receivables	340,467	256,090
Investments in and advances to construction joint ventures	55,866	56,668
Deferred income taxes	101,802	107,798
Other	39,709	41,202
Total current assets	1,058,334	1,027,620
Investments and other assets		
Investments in unconsolidated affiliates	104,490	172,448
Goodwill	149,931	162,270
Deferred income taxes	163,664	142,525
Other assets	50,141	59,362
Total investments and other assets	468,226	536,605
Property and equipment		
Construction equipment	139,005	121,109
Other equipment and fixtures	45,167	40,415
Buildings and improvements	12,258	12,575
Land and improvements	2,403	2,403
Total property and equipment	198,833	176,502
Less accumulated depreciation	(86,012)	(75,748)
Property and equipment, net	112,821	100,754
Total assets	$1,639,381	$1,664,979

*   Adjusted to include the retroactive impact of adopting the fair value method of recording compensation expense associated with stock options.

WASHINGTON GROUP INTERNATIONAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except per share data)
(UNAUDITED)

	June 30, 2006	December 30, 2005*
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and subcontracts payable, including retentions of $27,455 and $32,127, respectively	$ 263,139	$ 253,559
Billings in excess of cost and estimated earnings on uncompleted contracts	177,216	239,106
Accrued salaries, wages and benefits, including compensated absences of $55,688 and $49,578, respectively	162,053	158,033
Other accrued liabilities	47,646	46,639
Total current liabilities	650,054	697,337
Non-current liabilities		
Self-insurance reserves	76,165	66,933
Pension and post-retirement benefit obligations	97,233	99,239
Other non-current liabilities	36,389	38,801
Total non-current liabilities	209,787	204,973
Contingencies and commitments		
Minority interests	6,980	5,578
Stockholders' equity		
Preferred stock, par value $.01 per share, 10,000 shares authorized	—	—
Common stock, par value $.01 per share, 100,000 shares authorized; 29,745 and 26,870 shares issued, respectively	297	269
Capital in excess of par value	654,462	574,094
Stock purchase warrants	—	15,104
Retained earnings	150,306	157,239
Treasury stock, 739 and 32 shares, respectively, at cost	(42,242)	(1,307)
Unearned compensation - restricted stock	(10,311)	(4,233)
Accumulated other comprehensive income	20,048	15,925
Total stockholders' equity	772,560	757,091
Total liabilities and stockholders' equity	$1,639,381	$1,664,979

* Adjusted to include the retroactive impact of adopting the fair value method of recording compensation expense associated with stock options.

WASHINGTON GROUP INTERNATIONAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(UNAUDITED)

	Six months ended	
	June 30, 2006	**July 1, 2005***
Operating activities		
Net income	$47,660	$ 14,323
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash paid for reorganization items	(995)	(742)
Depreciation of property and equipment	14,205	9,130
Amortization of intangible assets	8,830	—
Amortization and write-off of deferred financing fees	1,103	5,197
Non-cash income tax expense	26,028	3,754
Minority interests in net income of consolidated subsidiaries, net of tax	2,406	2,494
Equity in income of unconsolidated affiliates, less dividends received	(8,729)	(2,195)
Gain on sale of assets, net	(800)	(535)
Stock-based compensation	5,966	2,313
Changes in operating assets, liabilities and other, net of business acquisition	(70,690)	(27,814)
Net cash provided by operating activities	24,984	5,925
Investing activities		
Property and equipment additions	(25,373)	(30,840)
Property and equipment disposals	2,541	1,140
Business acquisition, net of cash acquired of $563	(6,103)	—
Purchases of short-term investments	—	(74,900)
Sales of short-term investments	—	105,100
Decrease (increase) in restricted cash	4,242	(28,009)
Other	(648)	(877)
Net cash used by investing activities	(25,341)	(28,386)
Financing activities		
Payment of financing fees	—	(4,577)
Payoff of loan assumed in acquisition	(1,668)	—
Distributions to minority interests, net	(2,543)	(1,686)
Proceeds from exercise of stock options and warrants	83,047	15,504
Purchase of warrants and treasury stock	(76,480)	—
Excess tax benefit from exercise of stock options	4,140	3,128
Net cash provided by financing activities	6,496	12,369
Increase (decrease) in cash and cash equivalents	6,139	(10,092)
Cash and cash equivalents at beginning of period	237,706	282,213
Cash and cash equivalents at end of period	$243,845	$272,121

* Adjusted to include the retroactive impact of adopting the fair value method of recording compensation expense associated with stock options.

WASHINGTON GROUP INTERNATIONAL, INC.
SEGMENT INFORMATION
(In millions)
(UNAUDITED)

	Three months ended		Six months ended	
REVENUE	**June 30, 2006**	**July 1, 2005***	**June 30, 2006**	**July 1, 2005***
Power	$205.2	$186.8	$ 409.9	$ 337.4
Infrastructure	151.9	186.2	294.2	347.1
Mining	34.7	42.8	66.4	70.3
Industrial/Process	124.8	103.3	250.2	200.6
Defense	140.5	132.5	293.1	285.1
Energy & Environment	234.2	120.9	405.2	233.0
Intersegment, eliminations and other	(1.2)	0.7	(0.6)	0.5
Total consolidated revenue	$890.1	$773.2	$1,718.4	$1,474.0

OPERATING INCOME (LOSS)				
Power	$ 11.2	$ 25.5	$ 22.3	$ 39.4
Infrastructure	2.1	(47.4)	(0.3)	(44.2)
Mining	(2.4)	(0.5)	5.4	6.0
Industrial/Process	1.8	1.3	6.6	(0.5)
Defense	10.9	17.2	24.5	32.2
Energy & Environment	47.3	8.8	61.4	25.2
Intersegment and other unallocated operating costs	(1.9)	(0.4)	(2.7)	(1.2)
Total segment operating income	69.0	4.5	117.2	56.9
General and administrative expenses, corporate	(20.3)	(11.1)	(35.0)	(27.2)
Total operating income (loss)	$ 48.7	$ (6.5)	$ 82.2	$ 29.7

NEW WORK				
Power	$111.3	$182.0	$ 272.3	$ 507.0
Infrastructure	66.1	96.5	161.4	263.0
Mining	189.8	86.4	263.3	273.3
Industrial/Process	211.6	71.2	413.0	190.3
Defense	119.3	159.0	228.0	311.3
Energy & Environment	137.5	145.7	295.6	664.4
Other	(1.0)	0.7	(0.7)	0.5
Total new work	$834.6	$741.5	$1,632.9	$2,209.8

BACKLOG	**June 30, 2006**	**March 31, 2006**	**December 30, 2005**
Power	$ 787.2	$ 881.2	$ 924.9
Infrastructure	846.1	932.1	1,046.1
Mining	747.0	594.6	565.4
Industrial/Process	650.2	563.3	487.7
Defense	925.3	946.5	990.4
Energy & Environment	755.6	852.8	865.8
Total backlog	$4,711.4	$ 4,770.5	$ 4,880.3

* Adjusted to include the retroactive impact of adopting the fair value method of recording compensation expense associated with stock options.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

We view EBITDA as a performance measure of operating liquidity, and as such we believe that the GAAP financial measure most directly comparable to it is net cash provided by operating activities (see reconciliation of EBITDA to net cash provided by operating activities below). EBITDA is not an alternative to and should not be considered instead of, or as a substitute for, earnings from operations, net income or loss, cash flows from operating activities or other statements of operations or cash flow data prepared in conformity with GAAP, or as a GAAP measure of profitability or liquidity. In addition, our calculation of EBITDA may or may not be comparable to similarly titled measures of other companies.

EBITDA is used by our management as a supplemental financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the accompanying reconciliations, we believe provides a more complete understanding of factors and trends affecting our business than the GAAP results alone. We also regularly communicate our EBITDA to the public through our earnings releases because it is a financial measure commonly used by analysts that cover our industry to evaluate our performance as compared to the performance of other companies that have different financing and capital structures or effective tax rates. In addition, EBITDA is a financial measure used in the financial covenants of our credit facility and therefore is a financial measure to evaluate our compliance with our financial covenants. Management compensates for the above-described limitations of using a non-GAAP financial measure by using this non-GAAP financial measure only to supplement our GAAP results to provide a more complete understanding of the factors and trends affecting our business. Components of EBITDA are presented below:

(In millions)	Three months ended		Six months ended	
	June 30, 2006	July 1, 2005*	June 30, 2006	July 1, 2005*
Net income (loss)	$28.7	$(1.8)	$ 47.7	$14.3
Interest expense (a)	1.8	6.5	3.7	9.9
Tax expense (benefit)	20.2	(6.9)	33.7	7.0
Depreciation and amortization	13.8	4.8	23.0	9.1
Total	$64.5	$2.6	$108.1	$40.3

(a) Includes write-off of deferred financing fees of $3.6 million for the three and six months ended July 1, 2005.

* Adjusted to include the retroactive impact of adopting the fair value method of recording compensation expense associated with stock options.

RECONCILIATION OF EBITDA TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES

We believe that net cash provided (used) by operating activities is the financial measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA. The following table reconciles EBITDA to net cash provided (used) by operating activities for each of the periods for which EBITDA is presented.

(In millions)	Three months ended		Six months ended	
	June 30, 2006	**July 1, 2005***	**June 30, 2006**	**July 1, 2005***
EBITDA	$64.5	$ 2.6	$108.1	$40.3
Interest expense	(1.8)	(6.5)	(3.7)	(9.9)
Tax benefit (expense)	(20.2)	6.9	(33.7)	(7.0)
Cash paid for reorganization items	(0.5)	(0.4)	(1.0)	(0.7)
Amortization and write-off of financing fees	0.5	4.3	1.1	5.2
Non-cash income tax expense	16.7	(8.1)	26.0	3.7
Minority interests in loss (income) of consolidated Subsidiaries, net of tax	1.0	(2.2)	2.4	2.5
Equity in income of unconsolidated affiliates, less dividends received	1.8	1.5	(8.7)	(2.2)
Gain on sale of assets, net	(0.6)	—	(0.8)	(0.4)
Stock-based compensation	3.9	0.8	6.0	2.3
Changes in net operating assets, liabilities and other, net of business acquisition	(14.9)	(13.7)	(70.7)	(27.8)
Net cash provided (used) by operating activities	$50.4	$(14.8)	$ 25.0	$ 5.9

* Adjusted to include the retroactive impact of adopting the fair value method of recording compensation expense associated with stock options.